THOMPSON	ATLANTA		CINCINNATI		COLUMBUS		NEW YORK
HINE		BRUSSELS		CLEVELAND		DAYTON		WASHINGTON. D.C.

July 27, 2010

James O’Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     The Coventry Group: File Nos. 33-44964 and 811-06526

Dear Mr. O’Connor:

           On May 28, 2010, The Coventry Group (the “Trust’), on behalf of Boston Trust Balanced Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust Small Cap Fund, Walden Social Balanced Fund, Walden Social Equity Fund and Walden Small Cap Innovations Fund (the “Funds”), each a series of the Trust, filed Post-Effective Amendment No. 135 to its Registration Statement on Form N-1A. On July 14, 2010, you provided oral comments. Please find below the Trust’s responses to your comments. For your convenience, I have summarized your comments.

1.        Comment:         Please remove the Boston Trust Investment Management and Walden Asset Management logos from the cover and summary pages.

           Response:         The Instruction to Item 1(a) of Form N-1A and General Instruction 3(b)(3) allow a fund to place on the cover page additional information not required by Form N-1A so long as the information is not incomplete, inaccurate or misleading, or does not obscure or impede understanding of the information that is required to be on the cover. The logos for Boston Trust Investment Management and Walden Asset Management are not incomplete, inaccurate or misleading and do not obscure or impede understanding of other information on the cover. In addition, Rule 498 states that a summary must contain the information required or permitted by Items 2 through 8 of Form N-1A, and only that information, in the order required by the form. Logos are not “information’ as that term is used in the rule. Therefore, the logos have not been removed.

2.        Comment:          In the narrative preceding the Average Annual Total Return Table, the disclosure states that “The bar chart and performance table below illustrate the variability of the returns of the Fund, which provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns over time compare with the returns of a broad-based securities market index.” Please change “broad-based securities market index” to “a broad measure of market performance”.

           Response 2:       The reference to a “broad-based securities market index” has been changed to “a broad measure of market performance”.

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361			df 651574.1

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361

THOMPSON
HINE

July 27, 2010

3.        Comment:          If the portfolio managers have titles with the adviser (e.g., vice president), please add the titles to the portfolio manager disclosure in the summary section.

           Response 3:       A portfolio manager’s title has been added if the portfolio manager has a title with the adviser.

4.        Comment:          Please provide a statement in response to the generic “Tandy” letter.

           Response:          The Trust hereby acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and
4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

           If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

Cc:	John Danko
Lucia Santini